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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48398

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024   AND ENDING 12/31/2024
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: D.M. Kelly & Company

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3900 Ingersoll Ave, Suite 300
                                        (No. and Street)

Des Moines	IA	50312
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kathleen Halliwell	515-221-1133	khalliwell@dmkc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciacotta Wilkens & Dunleavy LLP
                                        (Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct NW, Ste 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathleen Halliwell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of D.M. Kelly & Company, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



HOLLY ELLSWORTH
Commission Number 788731
My Commission Expires
2-26-2027

Signature: Kathleen Halliwell

Title:
Chief Compliance Officer

Holly Ellsworth
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
D.M. Kelly & Company and Subsidiary

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of D.M. Kelly & Company and Subsidiary (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of D.M. Kelly & Company and Subsidiary as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The broker dealer only statement of financial condition (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the broker dealer only statement of financial condition is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as D.M. Kelly & Company and Subsidiary's auditor since 2016.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 14, 2025

Financial Report
December 31, 2024
D.M. Kelly & Company and Subsidiary

D.M. Kelly Company and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2024

		2024
Assets		
Cash & cash equivalents	$	321,764
Receivables:		
Clearing organization		932,055
Other		28,240
Income taxes		74,582
Marketable securities held for resale and trading, at fair value		4,109,360
Furniture and equipment, net of accumulated depreciation of $433,638		37,045
Other assets		10,988
Noncompete agreement, net of accumulated amortization of $324,064		453,690
Total Assets	$	5,967,724
Liabilities and Stockholders' Equity		
Liabilities		
Accrued salaries and benefits	$	256,173
Deferred income tax liabilities		161,000
Noncompete agreement payable		96,194
Other accrued liabilities		620,050
Total liabilities		1,133,417
Stockholders' Equity		
Common stock-voting, no par value; 500,000 shares authorized, 1,000 shares issued and outstanding		36,254
Common stock-nonvoting, no par value; 1,000,000 shares authorized, 19,800 shares issued and outstanding		876,898
Retained earnings		3,921,155
Total stockholders' equity		4,834,307
Total Liabilities and Stockholders' Equity	$	5,967,724

Note 1 -   Nature of Business and Significant Accounting Policies

Nature of Business

D.M. Kelly & Company (DMK) conducts business as a broker/dealer in securities, and its wholly-owned subsidiary DMKC Advisory Services (DMKC) is an investment advisor registered with the Securities and Exchange Commission (SEC) (collectively, the Company). DMK primarily serves individual and institutional customers in the Midwestern region of the United States and has offices in Iowa.

DMK is registered as a broker-dealer with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). DMK operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that DMK clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. DMKC is a registered investment advisor with the SEC.

The following is a summary of the Company's significant accounting policies:

Basis of Presentation

The accompanying consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

The consolidated statement of financial condition includes the accounts of D.M. Kelly & Company and its wholly-owned subsidiary. All intercompany balances have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statement in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Risks and Uncertainties

DMK's marketable securities owned are exposed to various risks such as interest rate, market and credit risks. DMK could incur losses or gains as a result of changes in the fair value of the securities and such changes could materially affect DMK's financial condition.

Concentration of Credit Risk

The Company maintains its cash accounts in various deposit accounts, the balances of which are periodically in excess of federally insured limits. In addition, the Company clears transactions through one clearing entity, and the Company's receivable is from this entity. In the event this contract was terminated, there are other clearing entities available to perform this function.

Note 1 -   Nature of Business and Significant Accounting Policies (continued)

Cash & Cash Equivalents

Cash & cash equivalents consist of cash held in bank accounts and money market funds held with the clearing organization.

Securities Transactions

DMK classifies its marketable securities that are purchased and held principally for the selling of them in the near term as resale. Trading securities are reported at fair value.

Receivable from and Payable to Clearing Organization

DMK clears all customer transactions with a clearing broker/dealer on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing receivable and payable are recorded at their net amounts in the consolidated statement of financial condition.

Noncompete Agreement

The noncompete agreement is recorded at the net present value of the estimated future payment stream on the date of the agreement. The noncompete agreement is amortized to expense over the term of the agreement. The agreement is evaluated on an annual basis for impairment.

Deferred Incentive Payment

The payment received as an incentive to renew the current clearing organization agreement is included in other accrued liabilities.

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Furniture and equipment are depreciated by the straight-line method over estimated useful lives of 5 to 10 years.

DMK periodically reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from its use and eventual disposition.

Allowance for Credit Losses

The Company has implemented Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The amendments in this update require a financial asset measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Note 1 - Nature of Business and Significant Accounting Policies (continued)

Allowance for Credit Losses (continued)

The Company evaluates whether an allowance for credit losses is necessary, which represents the portion of the receivable that the Company does not expect to collect over its contractual life, considering past events and reasonable and supportable forecasts of future economic conditions. The Company's allowance for credit losses on its receivables is based on specific collectability facts and circumstances for each outstanding receivable and the associated collection risk. The Company determined no allowance for credit loss was necessary on December 31, 2024

Fair Value Measurements

DMK has determined the fair value of certain assets and liabilities in accordance with GAAP, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

DMK files a consolidated federal income tax return. Income taxes are provided for the tax effects of transactions reporting in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of a non-compete agreement, depreciation and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Management assesses DMK's income tax positions and records income taxes based upon an evaluation of the facts, circumstances and information available at the reporting dates. If DMK considers that a tax position is more-likely-than-not of being sustained it recognizes the tax benefit. In addition, valuation allowances are established when management determines that it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized. Tax valuation allowances are analyzed periodically as events occur, or circumstances change that warrant adjustments to those balances.

Note 1 -   Nature of Business and Significant Accounting Policies (continued)

Recently Adopted Accounting Pronouncement

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* (ASU 2023-07), requiring public entities to disclose information about their respective segments' significant expenses and other segment items. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2024. See Note 16 for further details.

Subsequent Events

Management has evaluated subsequent events through March 14, 2025, which is the date the consolidated statement of financial condition was available to be issued.

Note 2 -   Receivable from and Payable to Clearing Organization

Receivable from and payable to clearing organization consists of the following as of December 31, 2024.

Receivable from and payable to clearing organization:	
Cash in brokerage account	$ 100,178
Securities purchased	(92,637)
Margin deposit with clearing organization	600,000
Other	324,514
Total	$ 932,055

Cash in brokerage account is a required deposit under the clearing organization agreement. DMK clears its customer transactions through another broker dealer on a fully disclosed basis. The amount receivable from the clearing broker is net of the amount payable to the clearing broker for the aforementioned customer transactions.

Note 3 -   Marketable Securities

Marketable securities owned consist of securities held for resale and trading, at fair values. These securities as of December 31, 2024 are summarized as follows:

	Held for Trading	Held for Resale	Total
Held in cash	$ 6,220	$ -	$ 6,220
Certificates of deposit	50,026	25,013	75,039
Government securities	51	24,974	25,025
Corporate stocks	3,964,416	-	3,964,416
Corporate bonds	-	19,800	19,800
State and municipal obligations	-	18,860	18,860
Total marketable securities	$ 4,020,713	$ 88,647	$ 4,109,360

Note 4 -   Fair Value of Financial Instruments

There are three general valuation techniques that may be used to measure fair value, as described below:

- Market approach – Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Prices may be indicated by pricing guides, sale transactions, market trades, or other sources;
- Cost approach – Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost); and
- Income approach – Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about the future amounts (includes present value techniques and option-pricing models). Net present value is an income approach where a stream of expected cash flows is discounted at an appropriate market interest rate.

Marketable securities itemized below were measured at fair value at the year end using the market approach. The balances of marketable securities measured at fair value as of December 31, 2024, are as follows:

	Quoted Prices in Active Markets (Level 1)	Other Observable Inputes (Level 2)	Unobservable Inputs (Level 3)	Total
Held in cash	$ -	$ 6,220	$ -	$ 6,220
Certificates of deposit	-	75,039	-	75,039
Government securities	-	25,025	-	25,025
Corporate stocks	3,964,416	-	-	3,964,416
Corporate bonds	-	19,800	-	19,800
State and municipal obligations	-	18,860	-	18,860
Total assets at fair value	$ 3,964,416	$ 144,944	$ -	$ 4,109,360

Note 5 -   Noncompete Agreement

Noncompete Agreement Asset

On November 1, 2020 DMK entered into a noncompete agreement with a retiring employee. The agreement allows for the retired employee to be paid a percentage of the net commission and fees from the previously serviced client accounts in exchange for the employee to cease being a registered person of FINRA and not soliciting new securities or investment advisory business, open new securities accounts or provide any services to any person that would require registration by the retiring representative with FINRA or under any state or federal securities laws. The value of the noncompete agreement was determined based on the net present value of the estimated future payments on the agreement, using an interest rate of 2%. The non-compete agreement has a term of 10 years, beginning November 1, 2020. Amortization expense for each of the next five years will be approximately $77,775. The weighted average amortization period is 10 years.

Note 5 -   Noncompete Agreement (continued)

Noncompete Agreement Asset (continued)

The noncompete agreement asset consists of the following:

Carrying amount	$	777,754
Less accumulated amortization		(324,064)
Noncompete agreement, net	$	453,690

Noncompete Agreement Payable

At inception, the noncompete agreement payable was equal to the noncompete agreement asset. Payments for the non-compete agreement began on January 20, 2021, with additional payments being due annually on November 20th of each year for five years, with the final payment due on November 20, 2025. Interest is calculated at 2% on an annual basis.

The carrying value of the noncompete agreement is evaluated on an annual basis. If differences are identified, they are recognized as a charge to earnings.

Note 6 -   Furniture and Equipment

Furniture and equipment at December 31, 2024 consists of the following:

Furniture and equipment	$	470,683
Less accumulated depreciation		(433,638)
Total furniture and equipment	$	37,045

Note 7 -   Income Taxes

Deferred income tax assets (liabilities) as of December 31, 2024 consist of the following components:

Noncompete	$	(96,000)
Accrued wages to owners		8,000
Net unrealized gains on marketable securities owned, held for trading		(226,000)
Deferred revenue adjustment		141,000
Furniture and equipment		12,000
Total deferred income tax liability	$	(161,000)

Note 8 -   Net Capital Requirements

DMK is subject to the Rule 15c3-1 under the Securities Exchange Act of 1934 (the *Uniform Net Capital Rule*). DMK reports net capital on an unconsolidated basis without the net assets of its wholly owned subsidiary. DMK is required to maintain minimum net capital, as defined, of the greater of 6 2/3% of aggregate indebtedness or $250,000. At December 31, 2024, 6 2/3% of aggregate indebtedness was $78,719, which did not exceed the minimum dollar requirement of $250,000. At December 31, 2024, DMK's net capital was $3,211,913, which was $2,961,913 in excess of its required net capital of $250,000. SEC Rule 15c3-1 also provides that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1, and equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2024, DMK's percentage of aggregate indebtedness to net capital was 37%.

Note 9 -   Commitments

DMK leases its primary office facilities that are located in a building 100% owned by a related party on a month to month basis. The lease calls for a monthly base rent and additional amounts for operating expenses.

Note 10 -   Off-Balance-Sheet Risk

As discussed in Note 1, DMK's customer securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer, First Clearing, LLC. The clearing broker/dealer carries all of the accounts of the customers of DMK and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to those transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to DMK. DMK seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 11 -   Profit-Sharing Plan

DMK has a qualified profit-sharing plan with a 401(k) deferred compensation provision covering all employees who have met certain eligibility requirements. The contribution rate under the profit-sharing plan is based on certain percentages of the employees' eligible compensation. The profit-sharing plan provides for contributions by DMK in such amounts as the Board of Directors may determine.

Note 12 -   Indemnifications

In the normal course of business, DMK indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, DMK or its affiliates. DMK also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that DMK could be required to make under these indemnifications cannot be estimated. However, DMK believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

DMK provides representation and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. DMK may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into the normal course of business. The maximum potential amount of future payments that DMK could be required to make under these indemnifications cannot be estimated. However, DMK believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Note 13 -   Investment in Subsidiary – DMKC Advisory Services

The subsidiary's financial information as of December 31, 2024 is summarized as follows:

Assets	$	386,071
Liabilities	$	67,155
Stockholders' equity	$	318,916
Net income	$	734,591

Note 14 -   Line of Credit

The Company has a variable rate $10,000,000 revolving line of credit with a related party. Interest is payable monthly on any outstanding balance at the margin rate charged by the Firm's clearing firm for inventory cost of funds. The line of credit agreement matures December 31, 2025. No amount was outstanding as of December 31, 2024.

Note 15 - Segment Reporting

DMK conducts business as a broker/dealer in securities. Its wholly owned subsidiary, DMKC, is an investment advisor registered with the SEC. The Company has identified its President as the chief operating decision maker (CODM), who uses consolidated net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

Supplemental Information
December 31, 2024
D.M. Kelly & Company and Subsidiary


D.M. Kelly Company and Subsidiary
Broker Dealer Only Statement of Financial Condition
December 31, 2024


	2024
Assets	
Cash & cash equivalents	$ 260,242
Receivables:	
Clearing organization	932,055
Other	28,240
Income taxes	74,582
Marketable securities held for resale and trading, at fair value	4,109,360
Furniture and equipment, net of accumulated depreciation of $433,638	37,045
Other assets	9,664
Noncompete agreement, net of accumulated amortization of $174,995	244,993
Total Assets	$ 5,696,181
Liabilities and Stockholders' Equity	
Liabilities	
Accrued salaries and benefits	$ 233,367
Noncompete agreement payable	51,945
Deferred income taxes	161,000
Other accrued liabilities	734,478
Total Liabilities	1,180,790
Stockholders' Equity	
Common stock-voting, no par value; 500,000 shares authorized, 1,000 shares issued and outstanding	36,254
Common stock-nonvoting, no par value; 1,000,000 shares authorized, 19,800 shares issued and outstanding	876,898
Retained earnings	3,602,239
Total Stockholders' Equity	4,515,391
Total Liabilities and Stockholders' Equity	$ 5,696,181